NORTHCOAST ASSET MANAGEMENT LLC

I. CODE OF ETHICS

This Code of Ethics applies to and must be read and signed by each person who is a member, officer, director or employee (collectively, “Employee”) of NorthCoast Asset Allocation LLC or any of its affiliates.  Incorporated within the Code of Ethics is a Personal Trading Policy, including Supervisory Procedures.

GUIDING PRINCIPLES & STANDARDS OF CONDUCT

All Employees of NCAM, will act with competence, dignity and integrity, in an ethical manner, when dealing with clients, the public, prospects, third-party service providers and fellow Employees.  The following set of principles frame the professional and ethical conduct that NCAM expects from its Employees:

•
Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, employers, employees, colleagues in the investment profession, and other participants in the global capital markets;

•	Place the integrity of the investment profession, the interests of clients, and the interests of NCAM above one’s own personal interests;
•	Adhere to the fundamental standard that you should not take inappropriate advantage of your position;
•	Avoid any actual or potential conflict of interest;
•	Conduct all personal securities transactions in a manner consistent with this policy;
•
Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities;

•	Practice, and encourage others to practice, in a professional and ethical manner that will reflect credit on yourself and the profession;
•	Promote the integrity of, and uphold the rules governing, global capital markets;
•	Maintain and improve your professional competence and strive to maintain and improve the competence of other investment professionals.
•	Comply with applicable provisions of the federal and state securities laws.

While it is impossible to define all situations which might pose a risk of a violation of the securities laws or from real or apparent conflicts of interest, this Code of Ethics is designed to address those circumstances where such risks are likely to arise. It is with this goal in mind that we encourage our Employees to consider utilizing the commingled vehicles managed by NCAM rather than investing in individual securities.

Adherence to the Code of Ethics and the related restrictions on personal investing is considered a basic condition of employment by NCAM. If you have any doubt as to the propriety of any activity, you should consult with the Chief Compliance Officer.

1.	APPLICABILITY OF CODE OF ETHICS

All Employees of NCAM must promptly report any violation of this Code of Ethics to the Chief Compliance Officer.  Personnel are cautioned that any retaliation for reporting under this section will be considered a violation of this Code of Ethics and will not be tolerated.

2.	OVERSIGHT OF CODE OF ETHICS

The Chief Compliance Officer will oversee compliance with this Code of Ethics. He shall review all reports and records available to him, and upon determining that a violation of this Code of Ethics has occurred, will bring it to the attention of the Compliance Oversight Committee (a subcommittee of the Board of Directors), which may impose such sanctions or remedial action as it deems appropriate. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment with NCAM. The Compliance Oversight Committee consists of the CCO, the President and the Chairman (Rick Semels, Dan  Kraninger and Paul E. Dean, respectively, at present).

3.	LEVEL OF CARE

High ethical standards are an essential ingredient not only for the success of NorthCoast Asset Management, NorthCoast Asset Allocation LLC, NorthCoast Long-Short Equities, LLC and all other sponsored companies under management (collectively, “NCAM”), but also to maintain the confidence of investors. Federal and state securities laws govern the conduct of individuals associated with investment advisors and registered investment companies. Such entities are required to adopt a Code of Ethics containing provisions designed to prevent improper personal trading by their personnel and otherwise to require its employees and other supervised persons to comply with the highest ethical standards in the conduct of their business.  NCAM expects its personnel to premise their conduct on fundamental principles of openness, integrity, honesty and trust and to obey all applicable federal and state securities laws and all other applicable laws.

4.	CONFIDENTIALITY

NCAM personnel are expected to honor the confidential nature of company and client affairs.  Information designated as confidential shall not be communicated outside NCAM, other than to advisers consulted on a confidential basis and shall only be communicated within NCAM on a “need to know” basis.  NCAM personnel must avoid making unnecessary disclosure of any material non-public information about issuers of securities or internal information concerning NCAM and its business relationships and must use such information in a prudent and proper manner in the best interests of NCAM and its clients.  NCAM has adopted a separate Privacy Policy, with which all NCAM personnel are expected to be familiar.

5.	FIDUCIARY DUTIES

NCAM has a fiduciary duty to its clients which requires Employees to act solely for the benefit of clients. The Employees of NCAM are expected to represent the interests of NCAM and its clients in an ethical manner and to exercise due skill, care, prudence and diligence in all business dealings.  The employees of NCAM are required to conduct themselves in a manner that will avoid any actual or potential conflict of interest or any abuse of a position of trust and responsibility.  Conflicts of interest can arise in many ways, including where NCAM or its employees have reason to favour the interests of one client over another client (e.g. larger accounts over smaller accounts, accounts compensated by performance fees over accounts not so compensated, accounts in which employees have made material personal investments, accounts of close friends or relatives of supervised persons).  Favoritism of one client over another client that would constitute a breach of fiduciary duty is strictly prohibited.

6.	RECORDKEEPING

The Firm will maintain the following records and make them available to the SEC:

(1)  A copy of the current Code of Ethics and prior versions within the past five years.

(2)  A record of any violation of the Code of Ethics, and of any action taken as a result of the violation in the last five years.

(3)  A copy of all written acknowledgements of supervised persons that they havereceived a copy of the current version of the Code of Ethics.

(4)  A record of each report made by an access person as described in Section 6below.

(5)  A record of the names of persons who are currently, or within the past fiveyears were, “access persons” (as defined in Section 6 below) of NCAM.

(6)  A record of any decision, and the reasons supporting the decision, to approve the acquisition of securities by access persons, for at least five years after the end of the fiscal year in which the approval was granted.

7.           REPORTING

At least annually and no later than January 31 of each year, the Compliance Officer shall furnish to the Board of  Directors of NCAM a written report that describes any issues arising under this Code of Ethics or procedures adopted in furtherance thereof, including but not limited to, any information about material violations of this Code of Ethics, procedures adopted in furtherance thereof, and sanctions imposed in response to such material violations; and the CCO shall certify that NCAM has adopted procedures reasonably necessary to prevent employees from violating this Code of Ethics.

8.                         ANTIFRAUD

All NCAM Employees are prohibited from:

(a)
making any untrue statement of a material fact or omitting to state a material fact necessary in order to make statements made not misleading in connection with the purchase or sale of a security held or to be acquired by any client;

(b)
recommending any client transaction in securities without having disclosed his or her interest, if any, in such securities or the issuer thereof, (see, also, the “Conflicts of Interest” section below); or

(c)	revealing any proposed transactions in securities by one client to another client or to any other person that is not an employee of NCAM.

9.                         SERVICE AS A DIRECTOR.  All Employees are prohibited from serving on the boards of directors of any publicly traded company or regulated investment company absent prior authorization. Authorization will be based upon determination that the board service would be consistent with the interests of NCAM and its clients. This restriction does not apply to service on the board of any not-for-profit corporation or organization.

10.                       GIFTS.   All employees are prohibited from accepting or giving any gift of more than de minimis value from any individual doing business with or on behalf of a client to which the Firm acts as advisor. For the purpose of this Code of Ethics "de minimis value" is defined as $150.00. Business meals and entertainment are excluded from the definition of "gift".

11.          INSIDER TRADING AND IMPROPER TRADING POLICY.

A.            Policy Statement on Insider Trading

NCAM seeks to foster a reputation for integrity and professionalism.  That reputation is a vital business asset.  The confidence and trust placed in us by our clients is something to be valued and protected.  According, this Policy Statement implements procedures to deter the misuse of material, nonpublic information in securities transactions.

NCAM forbids any Employee from trading on the basis of material nonpublic information, either personally or on behalf of others, including institutional and individual accounts managed by NCAM.  This conduct is frequently referred to as “insider trading”.  NCAM’s policy applies to all Employees and extends to activities within and outside their duties at NCAM.  Every Employee must read and retain this Policy Statement.

The law of insider trading is unsettled; an individual may be legitimately uncertain about the application of this Policy Statement in a particular circumstance.  Often, a single question can result in the avoidance of disciplinary action or complex legal problems.  Accordingly, any questions regarding NCAM’s policy and procedures should be referred immediately to NCAM’s Chief Compliance Officer.  You must immediately notify the Chief Compliance Officer or NCAM’s President if you have any reason to believe that there has been a violation of this Policy Statement, or that one is about to occur.

The phrase “trading on the basis of material nonpublic information” is defined in Securities and Exchange Commission Rule 10b5-1 to mean trading in the securities of a company when the person making the purchase or sale (whether or not an “insider”) is aware of material nonpublic information about the security or the company.  In the view of the Securities and Exchange Commission, the awareness standard reflects the common sense notion that a trader who is aware of inside information when making a trading decision inevitably makes use of the information.   The communication of material non-public information to others can also lead to an insider trading violation.  The U.S. Insider Trading and Securities Fraud Enforcement Act of 1988 imposes a requirement on all investment advisers to establish and enforce written policies and procedures reasonably designed to prevent misuse of material, non-public information.

While the law concerning insider trading is evolving, it is generally understood that the law prohibits:

•	trading by an insider while aware of material nonpublic information, or
•
trading by a non-insider while aware of material nonpublic information, where the information was either disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated (i.e., received subject to a duty of trust or confidence and then utilized for trading purposes), or

•	communicating material nonpublic information to others.

Stated simply, no Employee may trade, either personally or on behalf of others (such as the accounts managed by NCAM), while aware of material, nonpublic information which relates to such security; nor may any of NCAM’s personnel communicate such information to others in violation of the law.  The following sections review principles important to the Policy Statement.

1.           Who Is an Insider?

The concept of “insider” is broad.  It includes officers, directors and employees of a company.  In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes.  Temporary insiders can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations.  The company whose nonpublic information is at issue must expect an outsider to keep the disclosed nonpublic information confidential and the relationship between the outsider and that company must at least imply such a duty before the outsider will be considered an insider.

2.           What Is Material Information?

Trading on inside information is not a basis for liability unless the information is material.  “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to influence reasonable investors in determining whether to trade the securities to which the information relates.  Information that may be considered material includes, but is not limited to:

•	dividend changes
•	earnings results
•	changes in previously released earnings estimates
•	write-down of assets or additions to reserves for bad debts or contingent liabilities
•	the expansion or a curtailment of operations
•	new products or discoveries
•	significant merger or acquisition proposals or agreements
•	major litigation
•	liquidity problems
•	extraordinary management developments
•	public offerings
•	changes of debt ratings
•	positive or negative research reports, prior t publication to the public
•	recapitalizations and other events of comparable significance.

Employees should be particularly careful when making recommendations about public companies with whom they have had contact and obtained information which may be nonpublic, and when trading during any period of tender offer activity.

Material information does not have to relate to a company’s business.  For example, in Carpenter v. U.S., 108 U.S. 316 (1987), the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security.  In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal’s “Heard on the Street” column and whether those reports would be favorable or not.

3.           What Is Nonpublic Information?

Information is “nonpublic” until it has been effectively communicated to the marketplace.  One must be able to point to some fact to show that the information is generally public.  For example, information found in a report filed with the SEC, or appearing on the Dow Jones “tape”, or in Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

4.           Are there any Exceptions to the Ban on Trading while Aware of Material Nonpublic Information?

Rule 10b-5-1 provides two affirmative defenses to a charge that a person has engaged in illegal insider trading while the person was aware of material nonpublic information.

One affirmative defense is available if:

before becoming aware of the information, the trader had entered into a binding contract to purchase or sell the security, provided instructions to another person to execute the trade for the instructing person’s account, or adopted a written plan for trading securities; and

the contract, instructions, or plan either:  (1) expressly specified the amount, price, and date of the purchase or sale; (2) provided a written formula or algorithm, or computer program, for determining amounts, prices, and dates; or (3) did not permit the person to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who did exercise such influence was not aware of the material nonpublic information when doing so; and

the purchase or sale was, in fact, executed without deviation from the provisions of the prior contract, instruction, or plan; and

the contract, instruction, or plan was entered into in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1.

Employees must bear in mind that in order to rely on this affirmative defense the Employee must be able to prove the existence of every element of the defense described above.

The other affirmative defense is available only to trading parties that are entities, such as NCAM, if it can demonstrate that the individual making the investment decision on behalf of the entity was not aware of the material nonpublic information, and that the entity had implemented reasonable policies and procedures to prevent insider trading.  This Policy Statement on Insider Trading is intended to conform to that standard.

5.           What is a Duty of Trust or Confidence?

Company employees are generally always subject to a duty of trust or confidence.  Thus, unless proven otherwise, all material nonpublic information received from a company employee should be treated as having been obtained in violation of such a duty.  Information received from a friend or family member of a company employee may also be obtained in violation of such a duty.  Securities and Exchange Commission Rule 10b5-2 sets forth a non-exclusive list of three situations in which a person has a duty of trust or confidence deriving from a personal or family relationship for purposes of the “misappropriation” theory of insider trading liability.  The three situations are:

•	whenever a person agrees to maintain information in confidence;
•
when two people have a history, pattern, or practice of sharing confidences such that the recipient of the information knows or reasonably should know that the person communicating the material nonpublic information expects that the recipient will maintain the confidentiality of the information (this is a facts and circumstances test based on the expectation of the parties in light of their overall relationship); and

•	when a person receives or obtains material nonpublic information from certain enumerated close family members: spouses, parents, children and siblings.

Employees should be aware of the fact that this list is non-exclusive.  In other words there are many other type of relationships, business and other, from which a duty of trust or confidence may be inferred.

6.           Penalties for Insider Trading

Penalties for trading on or communicating material nonpublic information are severe, both for individuals involved in such unlawful conduct and their employers.  A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation.  Penalties include:

•	civil injunctions
•	treble damages
•	disgorgement of profits
•	jail sentences of up to 10 years
•	fines for the person who committed the violation of to three times the profit gained or loss avoided, whether or not the person actually benefited; and
•	fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

Regardless of whether a governmental inquiry occurs, NCAM views seriously any violation of this Policy Statement.  Violations of the Policy Statement on Insider Trading constitute grounds for disciplinary sanctions, including dismissal of the persons involved.

B.           Policy Statement on Improper Personal Trading

Employees have a duty at all times to place the interests of clients first.  Employees have the duty to conduct all personal securities transactions in a manner consistent with this Personal Trading Policy and in a manner designed to avoid any actual or potential conflict or abuse of a position of trust and responsibility.  Employees must refrain from actions or activities that allow a person to profit or benefit from his or her position with respect to a client, or that otherwise bring into question the Employee’s independence or judgment.  All personal securities transactions by Employees must be accomplished so as to avoid even the appearance of a conflict with the interests of a client.

No securities transaction for an Employee’s “Affiliated Account,” as outlined in Section II, below, will be approved if it appears that the basis for the decision is the activity of a client of NCAM, the concurrent dissemination of significant NCAM research which is likely to have an impact on the price of the security at the time of the proposed transaction, or a conflict with NCAM research or trading activity.  Additionally, as many securities seem to be the subject of rumors, any Employee who proposes to trade a security which is the subject of a general rumor must also be prepared to explain and document, if asked, an investment rationale for purchasing the security.  Transactions in securities wherein the rumor source appears to be an insider or results from the breach of a confidential or privileged relationship are prohibited.  For clarification, the term “security” includes any common or preferred stock, warrant, note, bond, debenture, put, call, straddle or other option on any security, group or index of securities (including any interest therein or based on the value thereof) or foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, right to subscribe to, or purchase any of the foregoing.

“Front-running” is the advance buying or selling with the knowledge of research recommendations to be made, or substantial orders from customers, due to be executed in the market.  Front-running gives the Employee substantial advantages over the customer and is prohibited.  Employees should be mindful of the fact that when a recommendation is made to a customer in a particular security, personal activity in that security by Employees will be restricted until the client has had an opportunity to act upon the recommendation.  Additionally, if any Employee trades in a security and subsequently recommends it to customers, that action may constitute front-running or if any Employee trades in a security at a discounted price and the client pays the full price, that action may constitute scalping.  Accordingly, Employees who recommend securities to customers must not execute transactions except as specified in Section II of this policy.

Violations of this Policy Statement on Improper Personal Trading constitute grounds for trade cancellations and other sanctions, including dismissal of the persons involved if violations are repeated or deemed to be willful.

C.	Procedures to Implement NCAM’s Personal Trading Policy

The following procedures have been established to aid Employees of NCAM in avoiding insider and improper trading, and to aid NCAM in preventing, detecting and imposing sanctions against insider and improper trading.  Every Employee of NCAM should follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties.  If you have any questions about these procedures you should consult the Chief Compliance Officer promptly.

1.           Identifying Insider Information

Before trading for yourself or others, including institutional and individual accounts managed by NCAM, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

•
Is the information material?  Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities of the company if generally disclosed or would otherwise influence a reasonable investor in determining to trade the securities of the company relating to the information?

•
Is the information nonpublic?  To whom has this information been provided?  Has the information been effectively communicated to the marketplace by being published in The Wall Street Journal or other publications of general circulation or been circulated through other means such as the Dow Jones broad tape?

If, after consideration of the above, you believe that the information is material and nonpublic, or if you have questions as to whether the information is material and nonpublic, you should take the following steps in order to protect yourself, NCAM’s clients and NCAM:

Report the matter immediately to the Chief Compliance Officer.

Do not purchase or sell the securities for yourself or for any other account, including institutional and individual accounts managed by NCAM.

Do not communicate the information inside or outside NCAM, other than to the Chief Compliance Officer.

After the Chief Compliance Officer has reviewed the issue, you will be advised whether you will be allowed to trade and communicate the information or if you will be required to continue the prohibitions against trading and communication.

2.  Personal Securities Trading – Client Priority Rule

Personal securities trading that may conflict with the interests of any client is strictly prohibited.  Therefore, each Employee must give clients of NCAM priority on purchases and sales before placing orders for the Employee’s Affiliated Accounts, as described in detail below.

In all transactions involving an Affiliated Account (as defined below) (“Personal Securities Transactions”), each Employee must comply with the following rules:

(a)           No Employee may purchase or sell for any Affiliated Account any security (including stocks or exchange-traded funds (“ETFs”) within seven (7) days before the time that the same security or related security is either (i) being purchased or sold by any client or (ii) the subject of a buy or sell recommendation to any client.  No Employee may purchase for an Affiliated Account a stock or an ETF selected for purchase in clients’ accounts until all clients’ accounts for which such purchase has been selected have purchased such stock or ETF.  If a stock or ETF held in clients’ accounts is selected to be sold, no Employee is allowed to sell such stock or ETF for an Affiliated Account until all clients’ shares are sold.

(b)         No Employee may knowingly purchase or sell any security, directly or indirectly, for an Affiliated Account in such a way as to adversely affect a client’s transaction.

(c)          No Employee may use his or her knowledge of a client transaction to permit an Affiliated Account to profit or to profit personally from the market effect of such transaction (or give such information to a third person who may so profit, except to the extent necessary to effectuate such transaction).

(d)          No Employee may purchase any security in an initial public offering or in a private offering (“IPO”) conducted pursuant to Section 4(2) or 4(6) of the Securities Act of 1933, as amended, or Regulation D thereunder, for an Affiliated Account unless and until the Chief Compliance Officer or the President has determined that the purchase of such security is not recommended for any client (or if such security is being recommended to one or more clients, that the purchase of additional quantities of such securities by clients is not recommended).

The term “Affiliated Account” includes every account held:
•
in the Employee’s name or otherwise held by the Employee or by others for the Employee’s direct or indirect benefit (including those held in retirement plans and other trusts in which the Employee has an interest; those owned by a partnership or limited liability company of which the Employee is a general partner or member; those owned by any corporation which the Employee should regard as a personal holding corporation; and those held in the name of another person if by reason of any arrangement the Employee obtains the opportunity, directly or indirectly, to share in the profits from securities transactions), provided, however, that a performance-related fee based upon net capital gains and/or net capital appreciation generated from an advisory account’s portfolio over a period of a year or more does not constitute the opportunity to share in the profits from securities transactions in that portfolio except to the extent that equity securities of one company account for more than 10% of the market value of that portfolio;

•
in the name of a member of the Employee’s “immediate family” (i.e., spouse, child, stepchild, grandchild, sibling, parent, stepparent, grandparent or in-law, including adoptive relationships) sharing the same household as the  Employee; or

•
by a trustee or custodian where the Employee or any member of the Employee’s immediate family sharing the same household as the Employee has a vested interest in the income or principal of the trust, or if the Employee is a settlor of a trust with respect to which the Employee has the power to revoke the trust without obtaining the consent of all the beneficiaries.

The Chief Compliance Officer and/or the President will review all Personal Securities Transaction(s) at their earliest convenience, and they reserve the right to cancel any such transaction(s) upon review, regardless of whether the transaction had been previously approved as provided below.  For example, after reviewing any transaction where the client and an Employee have effectively traded the same security in close proximity to each other, the Chief Compliance Officer may determine that in order to avoid even the appearance of impropriety, the Employee transaction must be cancelled or any profits gained or losses avoided may be owed to the client(s) even though all compliance requirements had been met.

3.           Preclearance of Transactions

a.  Definition of “Access Person”.  "Access Person" is defined by the Investment Company Act of 1940, as amended, as any person who, in connection with his or her regular duties or function makes, participates in, or obtains information regarding the purchase or sale of a security issued by any legally authorized entity, or whose function relates to the making of any recommendations with respect to such purchases or sales. This definition includes those directors, officers, portfolio managers, analysts, traders, portfolio accountants and others who, because of the nature of their duties, possess information regarding the securities that client accounts will purchase or sell. As of the date of this manual, Paul Dean, Dan Kraninger, Brentin C. Elam, J.Richard Semels, Megan Hall, [John Wildern] and Mark Dean are on the “access person list” maintained by the Chief Compliance Officer for NCAM, and have been given a copy of this Code of Ethics.

b.  Preclearance of Access Person Transactions.  Every Access Person of NCAM must pre-clear through the Chief Compliance Officer all Personal Securities Transactions and all direct or indirect acquisitions or dispositions of beneficial ownership in any security in an initial public offering or in a limited offering. To obtain pre-clearance, an "access person" should direct a request in writing or by e-mail to J. Richard Semels, indicating the details of the proposed trade, including security, and type of transaction. Unless the security or the proposed transaction potentially conflicts with another provision of the Code of Ethics, the request will be promptly approved by return e-mail.

4. Reporting by Access Persons.

(1)                       Each Employee must also provide the Chief Compliance Officer with the following:

(A)                      An initial holdings report no later than ten (10) days after becoming an Employee of NCAM.  The report must be current as of a date not more than 45 days prior to becoming an Employee of NCAM and must list:  (i) the name and ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security owned by an Affiliated Account at the time the individual first became an Employee; (ii) the name of any broker, dealer or bank with which each Affiliated Account maintained an account in which any securities were held; and (iii) the date the report was submitted.

(B)                      A quarterly transactions report no later than ten (10) days after the end of each calendar quarter detailing each transaction in a Reportable Security in any Affiliated Account during the quarter.  The report must list:  (i) the date, security name and ticker symbol or CUSIP number, interest rate and maturity (if applicable), number of shares, nature of transaction (i.e. purchase, sale, exchange, etc.), price and principal amount; (ii) name of the broker, dealer or bank with or through which the transaction was effected; (iii) the date the report was submitted; and (iv) with respect to each Affiliated Account established by the Employee in which any securities were held during the quarter, (A) the name of the broker, dealer or bank where the account was established, (B) the date the account was established; and (C) the date the report was submitted.   If a brokerage report contains this same information, it may be delivered to the CCO in lieu of a quarterly report.

(C)                      An annual holdings report due no later than 30 days after the end of NCAM’s fiscal year (the “Annual Reporting Date”) each year.  The report must list:  (i) the name and ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security held in an Affiliated Account on the Annual Reporting Date; (ii) the name of any broker, dealer or bank with which an Affiliated Account in which any securities were held on the Annual Reporting Date is maintained; and (iii) the date the report was submitted.

(2)                       Affiliated Accounts over which an Employee has no direct or indirect influence or control need not be included in the foregoing reports.

(3)                       Based upon a review of such reports, statements, confirmations and other documents, the Chief Compliance Officer shall prepare a report of possible policy violations, which shall be submitted to the President.
(4)                      The following transactions need not be reported by Access Persons:

A.    Transactions in direct obligations of the United States Government

B.    Transactions in shares of registered open-end investment companies not affiliated with NCAM.

C.    Transactions involving bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments.

D.    Transactions effected in any account over which the "access person" has no direct or indirect influence or control (i.e., blind trust, discretionary account or Trust managed by a third party).

E.    Transactions which are part of an automatic dividend reinvestment plan.

F.                        Transactions in repurchase agreements

G.                        Transactions in employee stock ownership plan of stock

H.             Transactions in money market funds

I.                         Transactions in unit investment trusts that are invested exclusively in one or more open-end funds, none of which are affiliated with NCAM

12.	CERTIFICATION

1.           Initial

Every Employee must be furnished with a copy of this Code of Ethics and of every amendment to this Code.  When this Code of Ethics and is first delivered to an Employee and every time any amendment to this code is delivered to an Employee, the Employee must furnish the Chief Compliance Officer with a written acknowledgement that he or she has received this Code or such amendment to this Code and has read and understands the document(s).

2.           Annual

NCAM requires each Employee to provide an annual written acknowledgement that the Employee has read, understands and agrees to abide by this Code of Ethics and has complied with the requirements contained therein.

13.	SUPERVISORY PROCEDURES

The role of the Chief Compliance Officer and President of NCAM is critical to the implementation and maintenance of and the procedures adopted to implement NCAM’s Personal Trading Policy.  Supervisory procedures can be divided into two classifications - prevention of insider trading and improper personal trading; and detection of insider trading and improper personal trading.

1.           Prevention of Insider Trading and Improper Personal Trading

To prevent insider trading and improper personal trading, the Chief Compliance Officer and/or the President should:

answer questions regarding NCAM’s policy and procedures prohibiting insider resolve issues of whether information received by an Employee of NCAM is material and nonpublic,

resolve issues of whether information received by an Employee of NCAM is material and nonpublic,

when it has been determined that an Employee of NCAM has material nonpublic information,

implement measures to prevent dissemination of such information, and if necessary, restrict other Employees from trading the affected securities.

promptly review, and either approve or disapprove, in writing, each request of an Employee for clearance to trade in specified securities, pursuant to Section II, Item 2 of the Procedures to Implement NCAM’s Personal Trading Policy.

2.           Detection of Insider Trading and Improper Personal Trading

To detect insider trading and improper personal trading, the Chief Compliance Officer and/or the President shall:

review each day’s trading activity by Employees as reflected on the employee trading tickets and duplicate confirmations sent to NCAM,

review, at least quarterly, the trading activity of institutional and individual accounts managed by NCAM,

review, at least quarterly, trading activity, if any, of NCAM’s own account,

review, promptly upon receipt, all initial and annual holdings reports and all quarterly transactions reports provided by Employees; and

coordinate the review of such reports with other appropriate Employees of NCAM.

All trading activity of the Chief Compliance Officer’s Affiliated Accounts and all reports submitted by the Chief Compliance Officer shall be reviewed by the President.

3.           Remedial Action and Special Reports

Promptly, upon learning of a potential violation of this Policy Statement (whether by reason of a comparison of all reported transactions with the transactions of the Employee indicated on his or her confirmations and account statements, and the transactions of clients of NCAM, or otherwise), the Chief Compliance Officer and/or the President should conduct a prompt investigation to determine whether an actual violation has occurred.  Indicators of potential violations of NCAM’s policies against improper trading include, without limitation:

personal trading in a security that has never been considered for recommendation to clients,

trades for which no written confirmation of approval was issued in advance of the trades,

personal trading in a particular security within seven (7) days prior to or on the same day as client trading in such security (whether or not the personal trading was at a price more favorable than the client trading), and personal trading in a particular security in the opposite direction as client trading in the same security within seven (7) days following such client trading.

If it is determined that a violation did occur the Chief Compliance Officer and/or President shall as he or she deems appropriate, impose a sanction on the violator, which may include a letter of censure, fine, restitution or forfeiture of profits gained or losses avoided, suspension, and/or termination of employment.

Following any investigation of a potential violation of this Policy Statement, whether internal or by a regulatory agency, the Chief Compliance Officer and/or President shall prepare a written report providing full details, including the name(s) of the affected securities, the name(s) of the person(s) and the account(s) involved, the date(s) of the potentially unlawful or improper transaction(s), the date(s) on which the potential violation(s) was (were) discovered and the action(s) taken (or to be taken) as a result of the investigation, if any.

4.           Annual Review

The Chief Compliance Officer shall annually review NCAM’s Personal Trading Policy and update any procedures necessary to detect and prevent insider and improper personal trading and, generally, improve NCAM’s existing policies and procedures, as warranted.